[LETTERHEAD OF HOWE BARNES HOEFER & ARNETT]
March 19, 2010
VIA EDGAR AND FACSIMILE
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Justin Dobbie
Re:	Bank of Commerce Holdings Registration Statement on Form S-1; File No. 333-164863 Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), the sole manager of the proposed underwritten public offering of common stock of Bank of Commerce Holdings (the “Company”), hereby joins in the Company’s request that the Company’s Registration Statement on Form S-1 filed on February 11, 2010, as amended by Pre-Effective Amendment No. 1 on Form S-1/A filed March 9, 2010 and Pre-Effective Amendment No. 2 on Form S-1/A filed March 12, 2010 (the “Registration Statement”), be made effective at 2:00 p.m. Eastern Daylight Time on March 23, 2010, or as soon as possible thereafter.
     In making the foregoing request, we confirm that we are aware of our obligations under Rule 460 under the Securities Act of 1933, as amended, and that in compliance therewith we have taken reasonable steps to make the information contained in the Registration Statement conveniently available to underwriters and dealers who will be invited to participate in the distribution of the securities registered thereunder.
     In connection with the offering pursuant to the above-referenced Registration Statement, we hereby confirm that we have electronically disseminated to each underwriter and dealer who will be invited to participate in the offering as many copies of the Preliminary Prospectus dated March 12, 2010 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus prior to the Registration Statement effective date, and that such dissemination took place between March 12, 2010 and March 17, 2010.

Securities and Exchange Commission
March 19, 2010

     If you should have any questions about the foregoing request, please do not hesitate to contact the undersigned at (312) 655-2951 or underwriters’ counsel, Casey M. Nault of Graham & Dunn PC, at (206) 903-4808.

Very truly yours, Howe Barnes Hoefer & Arnett, Inc.
/s/ Matthew C. Boba
Matthew C. Boba
EVP and General Counsel

cc:	Casey M. Nault, Graham & Dunn PC